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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Parkland Plaza
(No. and Street)

Ann Arbor (City) MI (State) 48103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Rydell 734-663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

171 North Clark, Suite 200 (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

SCOTT RHOADES
Notary Public - Michigan
Monroe County
My Commission Expires Aug 7, 2020
Acting in the County of Washtenaw

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation

Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2015

Sigma Financial Corporation
Index
December 31, 2015

Grant Thornton

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370
T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Sigma Financial Corporation

We have audited the accompanying statement of financial condition of Sigma Financial Corporation (a Michigan corporation) (the Company) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma Financial Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial

statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 25, 2016

Sigma Financial Corporation
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 8,713,311
Restricted cash and cash equivalents	85,076
Commissions receivable	2,602,098
Receivable from clearing broker	479,530
Interest receivable	7,107
Receivable from representatives	83,396
Other receivables	845,030
Fixed assets, net of accumulated depreciation	69,743
Other assets	2,168,356
Total assets	$ 15,053,647
Liabilities and Stockholder's Equity	
Commissions payable	$ 3,340,419
Management fees payable	159,549
Accounts payable and other liabilities	4,145,624
Total liabilities	7,645,592
Stockholder's equity	
Common stock class A and B, $1 par value, 50,000 aggregate shares authorized 49,000 aggregate shares issued and outstanding	49,000
Additional paid-in capital	5,150,000
Retained earnings	2,209,055
Total stockholder's equity	7,408,055
Total liabilities and stockholder's equity	$ 15,053,647

The accompanying notes are an integral part of these financial statements

Sigma Financial Corporation
Statement of Operations
Year Ended December 31, 2015

Revenues	
Commissions	$ 56,769,597
Management fees	2,325,000
Representative fees	2,785,354
Interest	105,059
Account fees and other charges	978,257
Sponsorship revenues	450,318
Other revenues	562,792
Total revenues	63,976,377
Expenses	
Commission expense	48,338,229
Management fee expenses	6,576,236
Insurance	3,201,832
Litigation and legal fees	6,483,925
Regulatory and licensing fees	378,460
Clearing and brokerage	371,732
Computer support and software	644,687
Other expenses	1,381,973
Total expenses	67,377,074
Net loss	$ (3,400,697)

The accompanying notes are an integral part of these financial statements

Sigma Financial Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock		Class A		Class B		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balances, January 1, 2015	8,704	$ 8,704	-	$ -	-	$ -	$ 3,150,000	$ 5,706,447	$ 8,865,151
Tax Free Recapitalization	(8,704)	(8,704)	10	10	48,990	48,990		(40,296)	-
Net loss								(3,400,697)	(3,400,697)
Additional paid-in capital from shareholder							2,000,000		2,000,000
Distributions to shareholder								(56,399)	(56,399)
Balances, December 31, 2015	-	$ -	10	$10	48,990	$ 48,990	$ 5,150,000	$ 2,209,055	$ 7,408,055

The accompanying notes are an integral part of these financial statements

Sigma Financial Corporation
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (3,400,697)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation expense	21,004
Loss on equipment disposal	53
Changes in assets and liabilities	
Decrease in receivable from clearing broker	191,507
Decrease in commissions receivable	419,722
Increase in receivable from representatives	(45,578)
Decrease in interest receivable	380
Decrease in other receivables	1,872,011
Decrease in other assets	258,050
Decrease in commissions payable	(1,028,790)
Decrease in management fees payable	(118,388)
Decrease in accounts payable and other liabilities	(1,348,262)
Net cash used in operating activities	(3,178,988)
Cash flows from investing activities	
Decrease in restricted cash	13,071
Purchase of equipment	(20,319)
Net cash used in investing activities	(7,248)
Cash flows from financing activities	
Distributions paid to shareholder	(56,399)
Additional Paid-In Capital	2,000,000
Net cash provided by financing activities	1,943,601
Net decrease in cash and cash equivalents	(1,242,635)
Cash and cash equivalents, beginning of year	9,955,946
Cash and cash equivalents, end of year	$ 8,713,311
Interest Paid	$13,591

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Sigma Financial Corporation ("Company") is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated under the laws of the State of Michigan in September 1983 and is wholly owned by Jerome S. Rydell ("Rydell").

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, option contracts, variable life insurance policies, variable annuity contracts, and alternative investments including 1031 tenant in common programs, real estate investment trusts, oil and gas programs through independent registered representatives which operate independent branch offices located throughout the United States of America and/or territories.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services, LLC ("NFS"), and does not hold customer funds or safekeep customer securities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money markets at financial institutions (Note 5). Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS, other financial institutions, or due to the SEC rules and regulations. Included on the statement of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $75,000, and other cash balances on deposit with other financial institutions in the amount of $10,076.

Commissions Receivable and Commissions Payable

Commission receivables represents the dealer concessions owed to the Company from investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts due to representatives of the Company for their services and sales commissions related to customer securities transactions.

Receivable from Clearing Broker

Receivable from clearing broker are the amounts due from NFS for dealer concessions, commission revenues and account fees and other charges. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by NFS which are recorded on a trade date basis. Amounts receivable from and payable to NFS are recorded net of any related clearing fees and liabilities in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting*.

Interest due to the Company from NFS is recorded in interest receivable.

Receivables from Representatives

Affiliation fees, commission charge backs, and other charges that are the responsibility of registered representatives are debited to their commissions. If the balance of the commission debits exceed the amount due to the registered representative for commissions earned by the registered representative (commissions payable) then the balance due is recorded as a receivable.

Registered representatives are responsible for their registration and licensing costs which are collected by the Company on behalf of the registered representatives and submitted to the Central Registration Depository. The amounts due from the registered representatives for the registration and licensing costs are also included in receivables from representatives.

Other Receivables

Other receivables include amounts relating to sponsorship revenues, promissory notes, trade receivables and receivables relating to errors and omissions insurance indemnification provisions for various costs associated with litigation or arbitrations brought against the Company.

The Company makes periodic loans, promissory notes or advances ("Notes") to associated persons. These Notes typically have stated interest rates above the prime rate and have maturities of three years or less. The interest income is recorded when earned. As of December 31, 2015, the outstanding balance of the notes was $55,369.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 12 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2015:

Office equipment	$373,315
Less: Accumulated depreciation	(303,572)
Fixed assets, net of accumulated depreciation	$ 69,743

Other Assets

Other assets consist primarily of prepaid expense of $1,704,017 for payments to the Central Registration Depository for licensing and registration costs, national and regional conference deposits, the Company's unamortized cost for errors and omissions insurance policy, surety bond and financial institution bond premiums. Prepaid expenses are expensed as incurred or amortized using the straight line method over the policy or contract period.

Under certain circumstances, the Company provides financial support to contracted registered representatives by executing forgivable loans or signing bonuses. The forgivable loans have contract terms that require the registered representative to remain registered with the Company for a stated period typically ranging from 3 to 7 years and may contain provisions requiring yearly minimum production requirements. The Company realizes the economic benefit over the passage of time and upon satisfaction of any minimum production provisions at which time the loan principal is forgiven and amortized using the straight-line method over the stated period. As of December 31, 2015 the unamortized balance for the forgivable loans is $396,902 and is included in other assets.

Signing bonuses that contain contract terms that requires the representative to remain associated with the Company for a certain period are amortized using the straight-line method over the stated period. Agreements that do not contain term provisions are expensed when incurred. As of December 31, 2015 the unamortized balances for signing bonuses is $63,821.

Other assets also include security positions held in accounts at NFS in the amount of $3,616 for transactions occurring as part of it normal operations as a broker-dealer.

Accounts Payable and Other Liabilities
Included in accounts payable and other liabilities is $360,048 related to the general operating expenses owed to unrelated third parties. Also included are amounts due to various states for assessments and fees, shareholder withholdings (Note 2), loss contingencies (Note 4), and unearned revenues.

Unearned revenues of $71,000 are related to sponsorship revenues which the payments are collected in advance and revenue is recognized when earned.

Fair Value Measurement
The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I — Unadjusted quoted prices in an active, accessible market to identical assets or liabilities.

Level II — Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III — Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Level I financial assets include security holdings in the amount of $3,616 consisting of mutual funds, debt, and equity securities.

Revenues and Expenses
In the statement of operations, commission revenues include dealer concessions from investment company shares, securities transactions net of execution charges through NFS, alternative investments, insurance policies, annuity contracts, and servicing fees from customer securities transactions. Commission revenues as well as the related commission expense are recorded on a trade date or accrual basis.

Management fee revenues are earned from Sigma Planning Corporation ("SPC") for services provided by B/D Ops, LLC ("BD Ops") and paid by the Company for SPC (Note 3). SPC and BD Ops are related entities and under common ownership.

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as portfolio analysis, technology support, and errors and omissions insurance premiums which are recorded on an accrual basis.

The Company earns interest on its cash balances on deposit with financial institutions (Note 5). A majority of the interest income is earned on Company and customer deposits with NFS. NFS credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that NFS earns on certain deposits, fully paid lending services and margin borrowings of customers introduced by the Company.

Account fees and other charges in the statement of operations consist of fees and other revenues earned from its relationship with NFS that are not related to customer trade executions or interest sharing agreements.

Sponsorship revenues are earned by providing investment product companies the opportunity to present their services and products to the registered representatives of the Company. The sponsors are provided direct marketing to the Company's registered representatives and can also attend conferences and seminars that are hosted by the Company. Sponsorship payments received in advance of being earned are recorded as unearned revenues and subsequently recognized as revenue when earned.

Other revenues include license and registration processing fees for registered representatives, software and subscription revenues charge to registered representatives, and various other revenues the Company earned in the normal course of business.

Commission expenses are the amounts that are due to registered representatives for their commissions earned. Commission expense varies for each registered representative and is calculated as a percentage of commission revenues.

Management fee expenses are costs incurred from the Company's relationship with BD Ops for services provided to the Company (Note 3).

The Company incurs insurance expenses related to errors and omissions policy(s), fidelity bonds and other various insurance expenses. A majority of insurance expense in the statement of operations are from errors and omissions insurance policy(s) and are expensed when incurred.

Litigation and legal fees consist primarily of costs incurred by the Company for the defense and resolution of various litigation, arbitrations, and complaints brought against the Company due to customer transactions (Note 4).

Regulatory and licensing expenses are comprised of fees assessed to the Company by FINRA, state regulatory agencies, and the Security Investor Protection Corporation for dues and costs associated with the securities industry.

Clearing and brokerage expenses are incurred for non-trade related transactions and services that are provided by NFS. Some of the various services that NFS provides to the Company include account maintenance, custodial fees, costs associated with customer trade confirmations and account statements. Technology expenses charged to the Company by NFS are recorded in computer support and software.

The Company utilizes numerous software programs and related systems that are included in computer support and software. Various systems and related software are used by the Company and/or registered representatives for financial planning and asset allocation, customer account servicing, and compliance.

Other expenses in the statement of operations include interest expense of $16,691 and expenses related to accounting, bad debt expenses, bank services charges, conferences, consultants not related to litigation or legal, postage and freight, depreciation, amortized costs related to forgivable loans and signing bonuses for registered representatives, state assessments and fees for doing business in those states, and other expenses incurred in the normal course of business. Also included in other expenses are advertising costs of $75,745 which are expensed when incurred.

Income Taxes

The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, the Company is not subject to federal income tax. The stockholder is liable for the taxes, if any, on their distributive share of income.

2. Stockholder's Equity

On October 27, 2015, the Company approved a plan for a tax free recapitalization under which all of the outstanding shares of common stock will be converted into shares of newly created classes of common stock. The newly created share classes consist of 100 authorized class A voting common stock shares, and 49,900 authorized class B non-voting common stock shares each with a par value of $1 per share.

As a result of the transactions, on December 1, 2015, the former outstanding common stock was reduced by $8,704 for the 8,704 shares outstanding and were converted into 10 shares of the class A voting common stock and 48,990 shares of the class B non-voting common stock with a decrease to retained earnings of $40,296. There was no change in ownership or control due to the recapitalization.

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in stockholder's equity. Distributions paid to the shareholder in 2015 amounted to $31,901.

Certain states require flow-through withholding of the shareholder's distributive income due to the S-Corporation election. The Company makes payment to those states on behalf of the shareholder in addition to any composite tax returns that the Company has elected to file. Distributions also include $24,498 which was recorded for shareholder withholdings.

During the 2015 the shareholder contributed capital to the Company in the amount of $2,000,000 which was recorded as additional paid in capital.

3. Related Party Transactions

The Company receives various services such as personnel including management, the use of telecommunications, office space, systems and equipment, and other general and administrative support from BD Ops, a company owned by Rydell and a trust under the control of Rydell.

BD Ops has a formal management services agreement with the Company and Parkland Securities, LLC ("Parkland"), related parties by common ownership and a registered broker-dealer with the SEC, whereby BD Ops provides such services to the Company and Parkland. The Company pays a management fee expense to BD Ops for the services received.

The Company also received management fee revenues from SPC, a registered investment advisor, for services rendered from BD Ops to SPC and paid for by the Company and Parkland. The management fees from SPC were calculated based on the prior year advisory and consulting revenues and number of independent investment advisory representatives (IAR) of SPC.

On November 1, 2015, the Company and Parkland simultaneously amended their management agreement with BD Ops and SPC entered into a formal management agreement with BD Ops under similar terms. SPC will pay management expenses to BD Ops instead of the Company and Parkland. The management expenses will be allocated between the Company, Parkland, and SPC based on their pro-rata share of their combined cash receipts from commission, advisory and consulting revenues and their combined number of registered representatives and IARs. As of December 31, 2015 the Company accrued management expenses of $159,549 owed to BD Ops in accordance to the new agreement.

SPC and BD Ops are subject to a Base Security Agreement with Sammons Securities, Inc. ("SSI") in which SPC and BD Ops have been pledged as collateral to secure the payment and performance for a loan from SSI to Jerome S. Rydell. The loan was entered into by the parties to allow financing of the sale of Parkland from SSI to Jerome S. Rydell and a Trust under the control of Jerome S. Rydell. In the event of a default or acceleration of the indebtedness and if not cured within the applicable cure or grace period, SSI shall have the right to the collateral.

4. Commitments and Contingencies

The Company is subject to litigation, arbitrations and regulatory actions in the ordinary course of its business. The Company has pending arbitrations and litigation actions which have been filed against the Company for damages in the execution of securities transactions. The claims filed allege damages ranging from $50,000 to $7,500,000 on a per claim basis. Some of the claims are not covered, or covered, but in excess of errors and omissions insurance policy limits.

Management with the assistance of legal counsel evaluates the claims on an ongoing basis as information becomes available. In accordance with FASB ASC 450, Loss Contingencies, claims where a reasonable estimate of loss could be made, the Company recorded a liability in connection with such claims.

For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss in accordance with FASB ASC 450. The Company has nonetheless recorded an estimate for the defense costs of such claims. Further, these claims in which a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration standards of FASB ASC 450 may nonetheless be material.

On December 15, 2015 the company received a reservation of rights notice from one of its insurers for the Company's excess errors and omissions policy relating to the July 20, 2014 through July 20, 2015 policy year. The reservation of rights letter provided a preliminary analysis of coverage whereby the insurer identified circumstances under which coverage under such policy may be denied when the underlying or primary policy limits are exhausted. The Company disagrees with the reservation of rights notice in all material respects and has obtained legal counsel to review the preliminary analysis. Due to the nature and timing of the preliminary analysis contained in the reservation of rights letter the Company cannot estimate any potential exposure or lack of coverage, if any, as of the date of issuance of these financial statements.

At December 31, 2015, the Company recorded a loss contingency of $3,707,837 in accounts payable and other liabilities for potential losses and costs associated with the defense of these matters and are included in litigation and legal fees in the statement of income.

For unasserted claims that may occur against the Company, an estimate of loss cannot be reasonably made and none have not been recorded.

On September 23, 2015 the Company filed a complaint in the United States District Court, Central District of California, Southern Division against one of the Company's errors and omissions insurers and two insurance brokers relating to a coverage dispute. The dispute is from the Company's claims based, excess coverage, errors and omissions policy that was purchased in 2012 in which the insurer denied customer claims relating to certain arbitrations brought against the Company. The Company is seeking damages of over $1,000,000 for indemnification and litigation costs incurred and paid by the Company in connection with the customer claims. All customer claims under such policy have been resolved with the exception of one, which an estimate of loss has been recorded. As of the issuance of these financial statements an estimate of recovery cannot be made so none have been recorded.

5. Concentrations of Credit Risk

The Company maintains a majority of its cash balances in several accounts at NFS and two financial institutions located in Michigan and Ohio. The balances with the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2015, the Company had uninsured cash balances of $7,349,844 with the financial institutions.

The cash balances with NFS and other financial institutions are not covered by FDIC and the uninsured amounts are $1,103,467 as of December 31, 2015.

6. Guarantees and Indemnification

FASB ASC 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through NFS. Pursuant to the clearing agreement, NFS has the right to seek reimbursement from the Company for certain losses, account debit balances and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due or satisfy margin requirements. The Company's policy is to minimize the related off balance sheet risk and exposure through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2015 there has not been a material reimbursement request received or outstanding.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $3,879,563 which was $3,369,857 in excess of its required net capital of $509,706. The Company's ratio of aggregate indebtedness to net capital was 1.97 to 1.

The Company claims exemption from Customer Protection-Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold customer funds or safekeep customer securities.

8. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through February 26, 2016, which was the date these financial statements were issued.

Supplemental Schedules

Sigma Financial Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015 **Schedule I**

Net capital		
Total stockholder's equity qualified for net capital		$ 7,408,055
Deductions and/or charges		
Total nonallowable assets		
Commission receivable		363,487
Representative fees receivable		83,396
Other receivable		845,030
Fixed assets		69,743
Other assets		2,164,740
Total nonallowable assets		3,526,396
Other deductions and/or charges		-
Net capital before haircuts		3,881,659
Haircuts on other securities		2,096
Net capital		$ 3,879,563
Aggregate indebtedness		$ 7,645,592
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 509,706
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		509,706
Excess net capital (net capital, less net capital requirement)		$ 3,369,857
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 3,115,004
Ratio of aggregate indebtedness to net capital		1.97 to 1

There are no material differences between the computation above and the computation included in the corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2015.

Sigma Financial Corporation
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015 **Schedule II**

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

SIGMA
Financial Corporation

Exemption Report
For Year Ended December 31, 2015

We as members of management of Sigma Financial Corporation (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

1. We identified the exemption provision and;

2. We met the identified exemption provisions throughout the period from January 1, 2015 to December 31, 2015 without exception.

Sigma Financial Corporation

Brandon Rydell,
Chief Financial Officer

2/25/16
Date

300 Parkland Plaza | Ann Arbor, Michigan 48103-9508 | (734) 663-1611 | Fax: (734) 663-0213 | www.sigmafinancial.com

Report of Independent Registered Public Accounting Firm on Exemption Report

Grant Thornton

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Sigma Financial Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Sigma Financial Corporation (a Michigan corporation) (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions for the fiscal year ended December 31, 2015, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Chicago, Illinois
February 25, 2016

SIPC Supplemental Report

Grant Thornton

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370
T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Sigma Financial Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Sigma Financial Corporation (the Company) and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries consisting of copies of cancelled checks, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 25, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2329********************MIXED AADC 220
030466 FINRA DEC
SIGMA FINANCIAL CORPORATION
300 PARKLAND PLZ
ANN ARBOR MI 48103-6201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Brandon Rydell 734-663-1611

2. A. General Assessment (item 2e from page 2) $ 48,042

B. Less payment made with SIPC-6 filed (**exclude interest**) (26,118)
07/23/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 21,924

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 21,924

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 21,924

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sigma Financial Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3 day of February, 20 16.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 63,976,376
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	44,759,558
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	44,759,558
2d. SIPC Net Operating Revenues	$ 19,216,818
2e. General Assessment @ .0025	$ 48,042 (to page 1, line 2.A.)